Exhibit (a)(33)



CONFIRMATION OF RECEIPT OF ACCEPTANCE LETTER


In connection with Nortel Networks Corporation's Offer to Exchange dated June 20, 2001, we have received your completed and signed signature page to the Acceptance Letter.

This confirmation of receipt does NOT constitute an acceptance by Nortel Networks Corporation of your tendered options. We are in the process of confirming your eligibility to participate in the Offer to Exchange, and will notify you within 60 days after the expiration of the Offer, as to whether your tendered options have been accepted for exchange.

Please be aware that you may have already received this confirmation.